Exhibit 8.1

Bit Origin Ltd

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
SonicHash, Inc.	Alberta, Canada
Sonic Auspice DC LLC	Delaware, United States
SonicHash, LLC.	Delaware, United States